UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SHARPS COMPLIANCE CORP.
(Name of Subject Company — Issuer)

RAVEN HOUSTON MERGER SUB, INC.
(Name of Filing Persons — Offeror)

RAVEN BUYER, INC.
(Name of Filing Persons — Parent of Offeror)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
820017101
(CUSIP Number of Class of Securities)
Raven Houston Merger Sub, Inc.
c/o Raven Buyer, Inc.
11611 San Vicente Blvd Suite 800
Los Angeles, CA 90049
Attention: Angela Klappa, Chief Executive Officer and President
(310) 551-0101
Copies to:
Ari B. Lanin
Daniela Stolman
Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, CA 90067
(310) 552-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Raven Houston Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Raven Buyer, Inc. (“Parent”), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 12, 2022, by and among Parent, Purchaser and Sharps (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached hereto as Exhibit (d)(1) and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.
Item 1.	Summary Term Sheet.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Sharps Compliance Corp., a Delaware corporation. Sharps’s principal executive offices are located at 9220 Kirby Drive, Suite 500, Houston, Texas 77054. The telephone number of Sharps’s principal executive offices is (713) 432-0300.
(b) This Schedule TO relates to all of the outstanding Shares. Sharps has advised Purchaser and Parent that, as of the close of business on July 22, 2022, the most recent practicable date, there were an aggregate of (i) 19,787,790 Shares issued and outstanding, including (A) 83,320 unvested restricted stock awards that are granted to employees under the Sharps Compliance Corp. 2010 Stock Plan, and (B) 14,766 unvested restricted stock awards that are granted to directors under the Sharps Compliance Corp. 2010 Stock Plan, and (ii) 604,077 Shares issuable upon exercise of stock options issued under the Sharps Compliance Corp. 2010 Stock Plan.
(c) The information set forth in Section 6 — “Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a)-(c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.
The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9 — “Certain Information Concerning Purchaser and Parent,” Section 11 — “Contacts and Transactions with Sharps; Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a), (c)(1)-(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 11 — “Contacts and Transactions with Sharps; Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
(a), (d) The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) Not applicable.
Item 8.	Interests in Securities of the Subject Company.
The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent,” Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 11 — “Contacts and Transactions with Sharps; Background of the Offer” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.	Financial Statements.
Not applicable.
Item 11.	Additional Information.
(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries, and (ii) Sharps or any of its executive officers, directors, controlling persons or subsidiaries.
(a)(2)-(5) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 1 — “Terms of the Offer,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 13 — “The Transaction Documents,” Section 15 — “ Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 25, 2022.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal, dated July 25, 2022.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Joint Press Release issued by Sharps Compliance Corp. and Aurora Capital Partners, dated July 12, 2022 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent dated July 12, 2022).

(a)(5)(B)	Press Release issued by Aurora Capital Partners, dated July 25, 2022.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of July 12, 2022 by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc. and Sharps Compliance Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Sharps with the SEC on July 13, 2022).

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 22, 2022 by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc. and Sharps Compliance Corp.
(d)(3)*	Confidentiality Agreement, dated as of May 9, 2022, 2022 by and between Revan Parent, Inc. and Sharps Compliance Corp.
(d)(4)*
Exclusivity Agreement, dated as of June 18, 2022, by and between Aurora Capital Partners Management VI L.P. and Sharps Compliance Corp, as amended by the Amendment to the Original Exclusivity Agreement, dated July 3, 2022.

(d)(5)
Tender and Support Agreement, dated as of July 12, 2022, by and among Raven Buyer, Inc., Raven Houston Merger Sub, Inc., and certain directors and executive officers of Sharps Compliance Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Sharps with the SEC on July 13, 2022).

(d)(6)*	Equity Commitment Letter, dated as of July 12, 2022, by and between Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P., Aurora Associates VI L.P., and Raven Buyer, Inc.
(d)(7)*	Limited Guaranty, dated as of July 12, 2022, by and among Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P., and Aurora Associates VI L.P., in favor of Sharps Compliance Corp.
(d)(8)	Clean Team Agreement, dated May 9, 2022, between Raven Parent, Inc. and Sharps Compliance Corp.
(d)(9)*	Amendment dated as of July 3, 2022, to Exclusivity Agreement, dated as of June 18, 2022, by and between Aurora Capital Partners Management VI L.P. and Sharps Compliance Corp.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.
*	To be filed by amendment.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: July 25, 2022	Raven Houston Merger Sub, Inc.

	By:	/s/ Angela Klappa
	Name:	Angela Klappa
	Title:	Chief Executive Officer and President

Raven Buyer, Inc.

	By:	/s/ Angela Klappa
	Name:	Angela Klappa
	Title:	Chief Executive Officer and President
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